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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45M 20 7
                                 (CUSIP Number)

                                  Branco Weiss
                               Hallwylstrasse 71
                          CH-8036 Zurich Switzerland
                                011-41-1-241-9666
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1997
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

                                Page 1 of 6 Pages


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CUSIP No. 372 45M 20 7               13D                      Page 2 of 6 Pages
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1   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Branco Weiss
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2   CHECK THE APPROPRIATE BOX                                           (a) [ ]
    IF A MEMBER OF A GROUP                                             (b) [ ]

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3   SEC USE ONLY
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4   SOURCE OF FUNDS*                                                       PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                         Switzerland

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  NUMBER OF   7    SOLE VOTING POWER                                    619,801
    SHARES    -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER                                      -0-
  OWNED BY    -----------------------------------------------------------------
    EACH      9    SOLE DISPOSITIVE POWER                               619,801
 REPORTING    -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER                                 -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                            619,801
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12.2%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 HC
--------------------------------------------------------------------------------


** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As a July 31, 1997, Branco Weiss may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2.9% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.


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CUSIP No. 372 45M 20 7               13D                      Page 3 of 6 Pages


ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D ("Schedule 13D") relates to common stock (the "Common Stock") of Genta Incorporated (the "Issuer"). Each unit (the "Unit") consists of 1,000 shares of Series D Convertible Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. Each share of Series D Convertible Preferred Stock is currently convertible into approximately 105.9603 shares of Common Stock. The issuer's principal executive office is located at 3550 General Atomics Court, Building 9, 2nd Floor, San Diego, California 92121.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Branco Weiss, who is self-employed.

         Mr. Weiss has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Weiss has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Weiss is a citizen of Switzerland.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Weiss is deemed to beneficially own 5 Units of the Issuer and 65,000 shares of Common Stock (the "65,000 Common Shares") of the Issuer. The 5 Units were purchased in a private placement transaction at an aggregate cost of $500,000 on June 30, 1997. The 65,000 Common Shares were purchased for an aggregate cost of approximately $566,000 between February 1996 and May 1997. The funds for the purchase of the Units and the 65,000 Common Shares came from Mr. Weiss' personal funds. No leverage was used to purchase any Units or the 65,000 Common Shares.


ITEM 4.  PURPOSE OF TRANSACTION

         The Units and the 65,000 Common Shares beneficially owned by Mr. Weiss were acquired for, and are being held for, investment purposes. Mr. Weiss may acquire additional Units or Common Stock, or dispose of some or all of the 65,000 Common Shares or the 5 Units or convert all or some of the securities underlying the Units from time to time, or may continue to hold those Units and the 65,000 Common Shares.


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CUSIP No. 372 45M 20 7               13D                      Page 4 of 6 Pages


         Mr. Weiss does not have any present plan or proposal which relates to, or would result in, any of the actions specified in clauses (a) through (j) of in item 4 of the instructions to Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Weiss is deemed to be the beneficial owner of 5 Units and the 65,000 Common Shares of the Issuer. Each Unit consists of 1,000 shares of Series D Convertible Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. See, Amended Certificate of Designation of Series D Convertible Preferred Stock of Genta Incorporated and Warrant Agreement attached hereto as Exhibits A and B, respectively,and incorporated herein by reference. The Series D Convertible Preferred Stock is convertible into the number of fully paid and nonassessable shares of Common Stock of the Issuer determined by dividing the Conversion Price into $100. The Conversion Price was initially set on June 30, 1997 at $.94375 and is subject to adjustment and reset if, on June 29, 1998, the Market Price of the Common Stock of the Issuer is less than 140% of the Conversion Price. Market Price is determined as the average closing bid price of the Common Stock of the Issuer for the 20 consecutive days ending on June 29, 1998. The Conversion Price is also subject to adjustment upon the occurrence of certain events. At any time on or after June 29, 1998, the Issuer may cause the Series D Convertible Preferred Stock (unless previously converted at the option of Mr. Weiss) to be converted in whole or in part, on a PRO RATA basis into Common Stock at the Conversion Price in effect at that time, if the closing bid price per share for the Common Stock exceeds 300% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending three days prior to the date of notice of conversion. The Class D Warrants are exercisable until June 29, 2002, at $.94375 per share of Common Stock of the Issuer, subject to adjustment upon the occurrence of certain events. The Class D Warrants may be redeemed by the Issuer on or after June 30, 1998 under certain conditions. Assuming conversion of the Series D Convertible Preferred Stock and exercise of the Warrants, Mr. Weiss is deemed to be the beneficial owner of 619,801 shares of Common Stock (which includes the 65,000 Common Shares). Based on the most recent information provided by the Issuer's counsel, as of July 31, 1997, there are believed to be 4,451,018 shares of the Issuer's Common Stock outstanding. Therefore, Mr. Weiss is deemed to beneficially own 12.2% of the Issuer's outstanding shares of Common Stock. Mr. Weiss' beneficial ownership of the Common Stock of the Issuer determined on a fully diluted basis, however, is significantly less than 5%. Mr. Weiss has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock which he is currently deemed to beneficially own.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Weiss does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.


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CUSIP No. 372 45M 20 7               13D                      Page 5 of 6 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT A Amended Certificate of Designation of Series D Convertible Preferred
          Stock

EXHIBIT B Warrant Agreement


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CUSIP No. 372 45M 20 7               13D                      Page 6 of 6 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 30, 1997


                                       BRANCO WEISS


                                       By:       s/ Branco Weiss
                                            -----------------------------------